Exhibit 3.1

10:49:27 a.m. 05-12-2023 | 5 | 13022489769

To: Page: 05 of 11 2023-05-12 13:49:34 EDT ...ynn Davis

Filed in the Office of	Business Number C21972-1999
FVAguilar	Filing Number 20233196654
Secretary of State State Of Nevada	Filed On 5/12/2023 10:49:00 AM
	Number of Pages 7

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

Certificate of Designation
Certificate of Amendment to Designation - Before Issuance of Class or Series
Certificate of Amendment to Designation - After Issuance of Class or Series
Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: InnovaQor, Inc. Entity or Nevada Business Identification Number (NVID): NV19991360381
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series D Non-Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Series D Non-Convertible Preferred Stock (see attached Exhibit "A")
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X *[signature]* Signature of Officer Date: *MAY 11, 2023*

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 12/15/2022

EXHIBIT “A”

TO

CERTIFICATE OF DESIGNATION

INNOVAQOR, INC.

1. Designation; Number of Shares. The shares of such series shall be designated as the Series D Non-Convertible Preferred Stock (the “Series D Preferred Stock”). The number of shares of Series D Preferred Stock shall be five hundred (500). Each share of Series D Preferred Stock shall have a par value of $0.0001 per share and a stated value of $100 per share.

2. Ranking. The Series D Preferred Stock shall rank: (i) senior to the Corporation’s common stock, par value $0.0001 per share (“Common Stock”); (ii) senior to any class or series of capital stock of the Corporation hereafter created (unless such class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series D Preferred Stock); (iii) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series D Preferred Stock; (iv) junior to the Corporation’s Series A-1 Supermajority Voting Preferred, Stock, Series B-1 Convertible Redeemable Preferred Stock and Series C-1 Convertible Redeemable Preferred Stock; and (v) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series D Preferred Stock, in each case as to the payment of dividends and the distribution of assets upon the occurrence of a Liquidation Event (as hereinafter defined) and upon the occurrence of an Asset Transfer (as hereinafter defined) or Acquisition (as hereinafter defined).

3. Dividends. Each holder of issued and outstanding Series D Preferred Stock shall be entitled to receive monthly as a dividend, an amount equal to (a) the sum of (i) five percent (5%) of the amount of gross sales in excess of $500,000 collected by the Corporation or any subsidiary (on a consolidated basis) in the ordinary course of business during the month immediately preceding the month in which such dividend becomes payable, which amount shall not exceed $25,000 (ii) ten percent (10%) of the amount of gross sales in excess of $1 million collected by the Corporation or any subsidiary (on a consolidated basis) in the ordinary course of business during the month immediately preceding the month in which such dividend becomes payable which amount shall not exceed $100,000 and (iii) two and one-half percent (2.5%) of the amount of gross sales in excess of $2 million collected by the Corporation or any subsidiary (on a consolidated basis) in the ordinary course of business during the month immediately preceding the month in which such dividend becomes payable; multiplied by (b) a fraction, the numerator of which is the total number of shares of Series D Preferred Stock held by such holder and the denominator of which is the total number of shares of Series D Preferred Stock then issued and outstanding. Such dividends shall be fully cumulative, shall accumulate from the date of original issuance of the Series D Preferred Stock and shall be payable monthly on the last day of the month in arrears (provided that if such day is a Saturday, Sunday or federal holiday, then such dividend shall be payable on the next day that is not a Saturday, Sunday or federal holiday) in cash out of any funds of the Corporation legally available therefor. In the event any indebtedness or other agreement to which the Corporation is a party or otherwise is bound limits or prohibits the payment of the dividend in cash, any holder of the Series D Preferred Stock, in their sole and absolute discretion, may agree that such dividend payments be made in Common Stock, in an amount as may be reasonably agreed upon by such holder and the Corporation. Any dividend not paid in cash or Common Stock shall bear interest at the rate of 8% per annum until paid. The Corporation shall not declare, pay or set aside any dividends on shares of Common Stock (other than dividends payable solely in shares of Common Stock) if any dividends on any shares of Series D Preferred Stock due and payable have not been paid. If any monthly gross sales collections figures are later revised, in connection with an audit or otherwise, in the case of a month for which a dividend was not paid but would have been payable based on such revised figures, or if a lower dividend would have been payable in a month based on such revised figures, the Corporation will make appropriate adjustments in a later month to reflect such revisions.

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4. Liquidation Rights. Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (each a “Liquidation Event”), each holder of outstanding Series D Preferred Stock shall be entitled to receive, and to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment or distribution shall be made on the Common Stock or any other class of capital stock of the Corporation ranking junior to the Series D Preferred Stock, an amount equal to (a) twenty percent (20%) of the distributable assets of the Corporation multiplied by a fraction, the numerator of which is the total number of shares of Series D Preferred Stock held by such holder and the denominator of which is the total number of shares of Series D Preferred Stock then issued and outstanding. Upon payment in full of the amount due to such holder under this Section 4, such holder shall have no right or claim to any of the remaining assets of the Corporation with regard to such Liquidation Event.

5. Asset Transfers and Acquisitions.

(a) In the event that the Corporation or any entity of which the Corporation owns directly or indirectly a majority of the issued and outstanding voting equity (the Corporation and any such entity, each a “Subject Company”) is the subject of an Acquisition or Asset Transfer (as hereinafter defined) then each holder of the Series D Preferred Stock shall be entitled to receive out of the proceeds of such Acquisition or Asset Transfer, the amount which such holder would have been entitled to receive had a Liquidation Event occurred and the proceeds of such Acquisition or Asset Transfer were distributable assets of the Corporation under Section 4 above. Upon payment in full of the amount due to such holder under this Section 5, such holder shall have no right or claim to any of the remaining assets of the Subject Company that is the subject of such Acquisition or Asset Transfer with regard to such Acquisition or Asset Transfer.

(b) For purposes of this Section 5, (i) the term “Acquisition” shall mean, with respect to a Subject Company, (A) any consolidation or merger of such Subject Company with or into any other corporation or other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the equity holders of the Subject Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which the Subject Company is a party in which a majority of the Subject Company’s voting power is transferred (other than to the Corporation); provided that an Acquisition shall not include any transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Subject Company or any successor or indebtedness of the Subject Company is cancelled or converted or a combination thereof; and (ii) “Asset Transfer” shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company on a consolidated basis.

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6. Restrictive Covenants. So long as any shares of the Series D Preferred Stock are outstanding, the Corporation shall not take any of the following actions without first obtaining the affirmative written consent of stockholders holding a majority of shares of the Series D Preferred Stock:

(a) authorize or issue additional shares of the Series D Preferred Stock or create, or authorize the creation of, or issue, any additional class or series of capital stock that ranks senior to the Series D Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary; or

(b) amend, alter or repeal any provisions of the Articles of lncorporation, this Certificate or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series D Preferred Stock.

7. Transfers; Right of First Offer. No holder of Series D Preferred Stock may assign or transfer any shares of Series D Preferred Stock, except in accordance with the following provisions:

(a) if any holder of outstanding Series D Preferred Stock desires to, directly or indirectly, transfer, sell, assign, pledge, hypothecate, encumber or otherwise dispose of (collectively “Transfer”), all or any portion of any of the shares of the Series D Preferred Stock held by such holder or any economic interest therein to any person (including without limitation any other holder of the Series D Preferred Stock), such holder (the “Offeror”) shall so inform the other holders of shares of the Series D Preferred Stock (the “Offerees”) and the Corporation in writing (the “Offer Notice”), stating the number of shares that are the subject of such proposed Transfer (the “Offered Shares”), the proposed offer price thereof and any other material terms (including the identity of the prospective purchaser(s)) on which the Offeror offers to transfer such shares.

(b) Each of the Offerees shall have the right, but not the obligation, to purchase all (but not less than all) of the Offered Shares at the Purchase Price (as defined below) by delivering written notice (the “Offeree Acceptance Notice”) of such election to the Offeror within ten (10) days after the delivery of the Offer Notice. If more than one Offeree elects to purchase the Offered Shares (the “Electing Offerees”), the Offered Shares shall be allocated on a pro-rata basis among the Electing Offerees such that each Electing Offeree shall be entitled to purchase a percentage of the Offered Shares based upon a fraction, the numerator of which is the number of shares of Series D Preferred Stock held by the Electing Offeree and the denominator of which is the total number of Series D Preferred Stock held by all of the Electing Offerees.

(c) If none of the Offerees makes an election to purchase all of the Offered Shares in accordance with Section 7(b), then the Corporation shall have the right, but not the obligation, to purchase all (but not less than all) of the Offered Shares at the Purchase Price (as defined below) by delivering written notice (the “Corporation Acceptance Notice”) of such election to the Offeror within ten (10) days after the expiration of the ten (10) day period set forth in Section 7(b).

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(d) If one or more Offerees elect to purchase the Offered Shares in accordance with Section 7(b), or the Corporation elects to purchase the Offered Shares in accordance with Section 7(c), such transaction shall be consummated at a closing which shall be held within thirty (30) days following delivery of the Offeree Acceptance Notice or the Corporation Acceptance Notice, as the case may be. The Purchase Price shall be payable at the option of the Offerees or the Corporation, as the case may be, in their or its sole and absolute discretion (i) in a lump sum at the closing or (ii) in twelve (12) equal monthly installments, with the first installment due and payable within thirty (30) days after the closing and a successive installment due and payable on each of the eleven (11) monthly anniversaries thereafter (with interest payable at the rate of 8% per annum and any unpaid installments being secured by the Offered Shares).

(e) If none of the Offerees makes an election to purchase all of the Offered Shares in accordance with Section 7(b), and the Corporation does not make an election to purchase all of the Offered Shares in accordance with Section 7(c), then the Offeror shall be permitted to proceed with the proposed Transfer of the Offered Shares, and the Offeror shall have sixty (60) days following the expiration of the ten (10) day period set forth in Section 7(c) to consummate such proposed Transfer before the Offeror must again comply with the provisions of this Section 7.

(f) For purposes of this Certificate of Designation, the term “Purchase Price” shall mean the purchase price payable for each share of Series D Preferred Stock, which shall be equal to (i) the total amount of dividends received by the holder with respect to all shares of Series D Preferred Stock held by such holder pursuant to Section 3 for the twelve (12) month period preceding the date on which the Offer Notice is received by the Offerees or, in the case of the sale of shares of Series D Preferred Stock pursuant to Section 9, the date on which the Call Notice is received by the holder, plus all accrued and unpaid dividends multiplied by (ii) a fraction, the numerator of which is the total number of shares of Series D Preferred Stock which are to be purchased and the denominator of which is the total number of shares of Series D Preferred Stock held by such holder.

(g) Notwithstanding anything to the contrary contained in this Section 7, a Transfer shall not include:

i. any transfer of shares of Series D Preferred Stock pursuant to Sections 8 and 9 hereof;

ii. if a holder of shares of Series D Preferred Stock is an entity, any transfer to any beneficial owner of such entity; provided, that, after any such transfer, for purposes of Sections 8 and 9 hereof, the term “holder” shall be deemed to include both such transferor and such transferee;

iii. any transfer to the children or spouse of a holder, or an entity solely owned or controlled by the children or spouse of a holder (and to which no other party has any interest, contingent or otherwise); provided, that, after any such transfer, for purposes of Sections 8 and 9 hereof, the term “holder” shall be deemed to include both such transferor and such transferee; and

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iv. in the case of multiple transfers of the same shares of Series D Preferred Stock under this clause (g), for purposes of Sections 8 and 9 hereof, the term “holder” shall be deemed to include all such transferors and such transferees.

8. Non-Competition. Notwithstanding anything contained in this Certificate of Designation, the Corporation shall have the right, in its sole and absolute discretion, to cancel any shares of the Series D Preferred Stock for no consideration if at any time during the thirty-six (36) month period following the date on which such Series D Preferred Stock is issued (the “Restricted Period”) the holder of such Series D Preferred Stock (i) breaches any restrictive covenant provision in any employment agreement or consulting agreement to which the holder and the Corporation (or any subsidiary) may be parties, or (ii) directly or indirectly, enters into the employment of, renders any services to, engages, manages, operates, joins, or owns, lends money or otherwise offers other assistance to or participates in or is connected with, as an officer, director, employee, principal, agent, creditor, proprietor, representative, stockholder, member, manager, partner, associate, consultant, sole proprietor or otherwise, any business (whether of such holder or another person or entity) that, directly or indirectly, is engaged in providing, selling, consulting with regard to or marketing any products or services that compete with the products and/or services of any Subject Company anywhere in the United States or any other country in which any Subject Company has customers, facilities, distributors or employees or does business.

9. Call Right of the Corporation. If the Corporation registers any of its equity securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (or any successor provision), then the Corporation shall have the right, but not the obligation, to elect to cause such holder (the “Selling Holder”) to sell to the Corporation all or any portion of such Series D Preferred Stock at the Purchase Price by delivering written notice (the “Call Notice”) of such election to the Selling Holder at least ten (10) days prior to the effectiveness of such registration. If the Corporation elects to cause the Selling Holder to sell such Series D Preferred Stock to the Corporation in accordance with this Section 9, such transaction shall be consummated at a closing which shall be held within thirty (30) days following delivery of the Call Notice to the Selling Holder. The Purchase Price shall be payable at the option of the Corporation in its sole and absolute discretion (i) in a lump sum at the closing or (ii) in twelve (12) equal monthly installments, with the first installment due and payable within thirty (30) days after the closing and a successive installment due and payable on each of the eleven (11) monthly anniversaries thereafter (with interest payable at the rate of 8% per annum).

10. Notices. All notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it at its principal executive offices and, if to any holder of Series D Preferred Stock, shall be delivered to such holder at such holder’s address as it appears on the stock books of the Corporation.

11. Waiver. Any of the rights, powers, preferences and other terms of the Series D Preferred Stock set forth herein may be waived on behalf of all holders of Series D Preferred Stock by the affirmative written consent of stockholders holding a majority of the shares of the Series D Preferred Stock.

12. Voting Rights. Except as set forth in this Certificate of Designation or otherwise required by law, the holders of Series D Preferred Stock shall not be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, and shall have no voting rights.

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